SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549

                                  Schedule 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 42)*

                     KEYSTONE CONSOLIDATED INDUSTRIES, INC.
                                (Name of Issuer)

                          Common Stock, $1.00 par value
                         (Title of Class of Securities)

                                   49342210900
                                 (CUSIP Number)

                                 WILLIAM C. TIMM
                              THREE LINCOLN CENTRE
                                   SUITE 1700
                                5430 LBJ FREEWAY
                              DALLAS, TEXAS  75240
                                 (214) 233-1700


                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 7, 1994
                      (Date of Event which requires Filing
                               of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box.

Check the following box if a fee is being paid with the statement.

(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to by "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)

CUSIP No.    49342210900
     1      NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                      Contran Corporation

     2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                      (a)

                      (b)


     3      SEC USE ONLY


     4      SOURCE OF FUNDS*

                      WC

     5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(D) OR 2(E)




     6      CITIZENSHIP OR PLACE OF ORGANIZATION

                      Delaware
                                     7
                                             SOLE VOTING POWER
           NUMBER OF
             SHARES                                  -0-
          BENEFICIALLY
                                     8
                                             SHARED VOTING POWER
            OWNED BY
              EACH
                                                     3,464,683
           REPORTING
             PERSON                  9
                                             SOLE DISPOSITIVE POWER
              WITH
                                                     -0-

                                    10      SHARED DISPOSITIVE POWER

                                                     3,464,683

     11
             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      3,464,683
     12
             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*




     13
             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      61.9%
     14
             TYPE OF REPORTING PERSON*

                      CO
[FN]
* See instructions before filling out.

CUSIP No.    49342210900

     1      NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                      NL Industries, Inc.

     2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                      (a)

                      (b)


     3      SEC USE ONLY


     4      SOURCE OF FUNDS*

                      WC

     5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(D) OR 2(E)




     6      CITIZENSHIP OR PLACE OF ORGANIZATION

                      New Jersey
                                     7
                                             SOLE VOTING POWER
           NUMBER OF
             SHARES                                  -0-
          BENEFICIALLY
                                     8
                                             SHARED VOTING POWER
            OWNED BY
              EACH
                                                     326,050
           REPORTING
             PERSON                  9
                                             SOLE DISPOSITIVE POWER
              WITH
                                                     -0-

                                    10      SHARED DISPOSITIVE POWER

                                                     326,050

     11
             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      326,050
     12
             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*




     13
             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      5.8%
     14
             TYPE OF REPORTING PERSON*

                      CO


[FN]
* See instructions before filling out.

CUSIP No.    49342210900

     1      NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                      Tremont Corporation

     2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                      (a)

                      (b)


     3      SEC USE ONLY


     4      SOURCE OF FUNDS*

                      Not applicable

     5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(D) OR 2(E)




     6      CITIZENSHIP OR PLACE OF ORGANIZATION

                      Delaware
                                     7
                                             SOLE VOTING POWER
           NUMBER OF
             SHARES                                  -0-
          BENEFICIALLY
                                     8
                                             SHARED VOTING POWER
            OWNED BY
              EACH
                                                     326,050
           REPORTING
             PERSON                  9
                                             SOLE DISPOSITIVE POWER
              WITH
                                                     -0-

                                    10      SHARED DISPOSITIVE POWER

                                                     326,050

     11
             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      326,050
     12
             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*




     13
             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      5.8%
     14
             TYPE OF REPORTING PERSON*

                      CO


[FN]
* See instructions before filling out.

CUSIP No.    49342210900

     1      NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                      Valhi, Inc.

     2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                      (a)

                      (b)


     3      SEC USE ONLY


     4      SOURCE OF FUNDS*

                      Not applicable

     5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(D) OR 2(E)




     6      CITIZENSHIP OR PLACE OF ORGANIZATION

                      Delaware
                                     7
                                             SOLE VOTING POWER
           NUMBER OF
             SHARES                                  -0-
          BENEFICIALLY
                                     8
                                             SHARED VOTING POWER
            OWNED BY
              EACH
                                                     326,050
           REPORTING
             PERSON                  9
                                             SOLE DISPOSITIVE POWER
              WITH
                                                     -0-

                                    10      SHARED DISPOSITIVE POWER

                                                     326,050

     11
             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      326,050
     12
             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*




     13
             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      5.8%
     14
             TYPE OF REPORTING PERSON*

                      CO
[FN]
* See instructions before filling out.

CUSIP No.    49342210900

     1      NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                      Valhi Group, Inc.

     2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                      (a)

                      (b)


     3      SEC USE ONLY


     4      SOURCE OF FUNDS*

                      Not applicable

     5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(D) OR 2(E)




     6      CITIZENSHIP OR PLACE OF ORGANIZATION

                      Nevada
                                     7
                                             SOLE VOTING POWER
           NUMBER OF
             SHARES                                  -0-
          BENEFICIALLY
                                     8
                                             SHARED VOTING POWER
            OWNED BY
              EACH
                                                     326,050
           REPORTING
             PERSON                  9
                                             SOLE DISPOSITIVE POWER
              WITH
                                                     -0-

                                    10      SHARED DISPOSITIVE POWER

                                                     326,050

     11
             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      326,050
     12
             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*




     13
             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      5.8%
     14
             TYPE OF REPORTING PERSON*

                      CO
[FN]
* See instructions before filling out.

CUSIP No.    49342210900

     1      NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                      National City Lines, Inc.

     2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                      (a)

                      (b)


     3      SEC USE ONLY


     4      SOURCE OF FUNDS*

                      Not applicable

     5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(D) OR 2(E)




     6      CITIZENSHIP OR PLACE OF ORGANIZATION

                      Delaware
                                     7
                                             SOLE VOTING POWER
           NUMBER OF
             SHARES                                  -0-
          BENEFICIALLY
                                     8
                                             SHARED VOTING POWER
            OWNED BY
              EACH
                                                     326,050
           REPORTING
             PERSON                  9
                                             SOLE DISPOSITIVE POWER
              WITH
                                                     -0-

                                    10      SHARED DISPOSITIVE POWER

                                                     326,050

     11
             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      326,050
     12
             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*




     13
             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      5.8%
     14
             TYPE OF REPORTING PERSON*

                      CO
[FN]
* See instructions before filling out.

CUSIP No.    49342210900

     1      NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                      NOA, Inc.

     2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                      (a)

                      (b)


     3      SEC USE ONLY


     4      SOURCE OF FUNDS*

                      Not applicable

     5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(D) OR 2(E)




     6      CITIZENSHIP OR PLACE OF ORGANIZATION

                      Texas
                                     7
                                             SOLE VOTING POWER
           NUMBER OF
             SHARES                                  -0-
          BENEFICIALLY
                                     8
                                             SHARED VOTING POWER
            OWNED BY
              EACH
                                                     326,050
           REPORTING
             PERSON                  9
                                             SOLE DISPOSITIVE POWER
              WITH
                                                     -0-

                                    10      SHARED DISPOSITIVE POWER

                                                     326,050

     11
             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      326,050
     12
             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*




     13
             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      5.8%
     14
             TYPE OF REPORTING PERSON*

                      CO
[FN]
* See instructions before filling out.

CUSIP No.    49342210900

     1      NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                      Dixie Holding Company

     2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                      (a)

                      (b)


     3      SEC USE ONLY


     4      SOURCE OF FUNDS*

                      Not applicable

     5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(D) OR 2(E)




     6      CITIZENSHIP OR PLACE OF ORGANIZATION

                      Delaware
                                     7
                                             SOLE VOTING POWER
           NUMBER OF
             SHARES                                  -0-
          BENEFICIALLY
                                     8
                                             SHARED VOTING POWER
            OWNED BY
              EACH
                                                     326,050
           REPORTING
             PERSON                  9
                                             SOLE DISPOSITIVE POWER
              WITH
                                                     -0-

                                    10      SHARED DISPOSITIVE POWER

                                                     326,050

     11
             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      326,050
     12
             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*




     13
             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      5.8%
     14
             TYPE OF REPORTING PERSON*

                      CO
[FN]
* See instructions before filling out.

CUSIP No.    49342210900

     1      NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                      Dixie Rice Agricultural Corporation, Inc.

     2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                      (a)

                      (b)


     3      SEC USE ONLY


     4      SOURCE OF FUNDS*

                      Not applicable

     5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(D) OR 2(E)




     6      CITIZENSHIP OR PLACE OF ORGANIZATION

                      Louisiana
                                     7
                                             SOLE VOTING POWER
           NUMBER OF
             SHARES                                  -0-
          BENEFICIALLY
                                     8
                                             SHARED VOTING POWER
            OWNED BY
              EACH
                                                     326,050
           REPORTING
             PERSON                  9
                                             SOLE DISPOSITIVE POWER
              WITH
                                                     -0-

                                    10      SHARED DISPOSITIVE POWER

                                                     326,050

     11
             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      326,050
     12
             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*




     13
             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      5.8%
     14
             TYPE OF REPORTING PERSON*

                      CO
[FN]
* See instructions before filling out.

CUSIP No.    49342210900

     1      NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                      Southwest Louisiana Land Company, Inc.

     2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                      (a)

                      (b)


     3      SEC USE ONLY


     4      SOURCE OF FUNDS*

                      Not applicable

     5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(D) OR 2(E)




     6      CITIZENSHIP OR PLACE OF ORGANIZATION

                      Louisiana
                                     7
                                             SOLE VOTING POWER
           NUMBER OF
             SHARES                                  -0-
          BENEFICIALLY
                                     8
                                             SHARED VOTING POWER
            OWNED BY
              EACH
                                                     326,050
           REPORTING
             PERSON                  9
                                             SOLE DISPOSITIVE POWER
              WITH
                                                     -0-

                                    10      SHARED DISPOSITIVE POWER

                                                     326,050

     11
             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      326,050
     12
             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*




     13
             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      5.8%
     14
             TYPE OF REPORTING PERSON*

                      CO
[FN]
* See instructions before filling out.

CUSIP No.    49342210900

     1      NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                      The Combined Master Retirement Trust

     2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                      (a)

                      (b)


     3      SEC USE ONLY


     4      SOURCE OF FUNDS*

                      WC

     5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(D) OR 2(E)




     6      CITIZENSHIP OR PLACE OF ORGANIZATION

                      Texas
                                     7
                                             SOLE VOTING POWER
           NUMBER OF
             SHARES                                  -0-
          BENEFICIALLY
                                     8
                                             SHARED VOTING POWER
            OWNED BY
              EACH
                                                     356,050
           REPORTING
             PERSON                  9
                                             SOLE DISPOSITIVE POWER
              WITH
                                                     -0-

                                    10      SHARED DISPOSITIVE POWER

                                                     356,050

     11
             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      356,050
     12
             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*




     13
             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      6.4%
     14
             TYPE OF REPORTING PERSON*

                      EP
[FN]
* See instructions before filling out.

CUSIP No.    49342210900

     1      NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                      Harold Simmons Foundation, Inc.

     2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                      (a)

                      (b)


     3      SEC USE ONLY


     4      SOURCE OF FUNDS*

                      Not Applicable

     5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(D) OR 2(E)




     6      CITIZENSHIP OR PLACE OF ORGANIZATION

                      Texas
                                     7
                                             SOLE VOTING POWER
           NUMBER OF
             SHARES                                  -0-
          BENEFICIALLY
                                     8
                                             SHARED VOTING POWER
            OWNED BY
              EACH
                                                     250,000
           REPORTING
             PERSON                  9
                                             SOLE DISPOSITIVE POWER
              WITH
                                                     -0-

                                    10      SHARED DISPOSITIVE POWER

                                                     250,000

     11
             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      250,000
     12
             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*




     13
             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      4.5%
     14
             TYPE OF REPORTING PERSON*

                      CO
[FN]
* See instructions before filling out.

CUSIP No.    49342210900

     1      NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                      Harold C. Simmons

     2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                      (a)

                      (b)


     3      SEC USE ONLY


     4      SOURCE OF FUNDS*

                      Not applicable

     5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(D) OR 2(E)




     6      CITIZENSHIP OR PLACE OF ORGANIZATION

                      USA
                                     7
                                             SOLE VOTING POWER
           NUMBER OF
             SHARES                                  -0-
          BENEFICIALLY
                                     8
                                             SHARED VOTING POWER
            OWNED BY
              EACH
                                                     3,755,183
           REPORTING
             PERSON                  9
                                             SOLE DISPOSITIVE POWER
              WITH
                                                     -0-

                                    10      SHARED DISPOSITIVE POWER

                                                     3,755,183

     11
             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      -0-
     12
             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES*                           X




     13
             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      -0-
     14
             TYPE OF REPORTING PERSON*

                      IN
[FN]
* See instructions before filling out.

                                AMENDMENT NO. 42
                                 TO SCHEDULE 13D

          This amended Statement relates to the Common Stock, $1.00 par value per share (the "Shares") of Keystone Consolidated Industries, Inc., a Delaware corporation (the "Company"). Items 2, 3, 4, 5 and 6 of a Statement on Schedule 13D filed (i) by Contran Corporation ("Contran"), The Combined Master Retirement Trust (the "Master Trust") and NL Industries, Inc. ("NL") as the direct beneficial owners of Shares, (ii) by virtue of their respective direct and indirect holdings of securities of NL (as previously reported on this

Statement), by Tremont Corporation, Valhi Inc., Valhi Group, Inc., National City Lines, Inc., NOA, Inc., Dixie Rice Agricultural Corporation, Inc., Dixie Holding Company and Southwest Louisiana Land Company, Inc. and (iii) by virtue of his positions with Contran, the Master Trust and certain other entities reported on this Statement, Harold C. Simmons, (collectively, the "Reporting Persons") are hereby amended as set forth below.

Item 2.   Identity and Background

          No Change except for the addition of the following:

          (a) As a result of the receipt of the Shares reported under Item 5(c), this Statement is filed additionally on behalf of Harold Simmons Foundation, Inc. (the "Foundation"). Harold C. Simmons is Chairman of the Board and Chief Executive Officer of the Foundation and may be deemed to control the Foundation. Certain information concerning the directors and executive officers of the Foundation is set forth in Schedule B to this Statement and incorporated herein by reference. The Foundation is hereby included as one of the "Reporting Persons".

          (b) The principal executive office of the Foundation is Three Lincoln Centre, 5430 LBJ Freeway, Suite 1700, Dallas, Texas 75240. The business addresses of the directors and executive officers of the Foundation are set forth on Schedule B to this Statement and incorporated herein by reference.

          (c) The Foundation is a tax-exempt foundation organized and existing exclusively for charitable purposes.

          (d) Neither the Foundation nor, to the best knowledge of the Reporting Persons, any person named in Schedule B to this Statement has been convicted in a criminal proceeding in the past five years (excluding traffic violations or similar misdemeanors).

          (e) During the past five years, neither the Foundation, nor to the best knowledge of the Reporting Persons, any person named in Schedule B to this Statement, was a party to a civil proceeding by any judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

          (f)  The Foundation is a Texas non-profit corporation.

Item 3.   Source and Amount of Funds or Other Consideration

          No change except for the addition of the following:

          The total amount of funds required by Contran to acquire the Shares reported in Item 5(c) was $312,835 (including commissions). Such funds were or will be provided by Contran's cash on hand and no funds were borrowed for such purpose.

          The Foundation received the Shares reported in Item 5(c) as a charitable contribution from Contran and no funds were required by the Foundation to acquire such Shares.

Item 4.   Purpose of Transaction.

          No change except for the addition of the following:

          Contran purchased the additional Shares reported in Item 5(c) of this Statement in order to increase its equity interest in the Company. Depending upon their evaluation of the Company's business and prospects, and upon future developments (including, but not limited to, performance of the Shares in the market, availability of funds, alternative uses of funds, and money, stock market and general economic conditions), any of the Reporting Persons, other than the Master Trust, or other entities that may be deemed to be affiliated with Contran may from time to time purchase Shares, and any of the Reporting Persons, or other entities that may be deemed to be affiliated with Contran may from time to time dispose of all or a portion of the Shares held by such person, or cease buying or selling Shares. Any such additional purchases or sales of the Shares may be in open market or privately-negotiated transactions or otherwise.

          The Foundation may be deemed to have adopted the plans and proposals of the Reporting Persons as previously discussed in this Statement. Except as previously discussed in this Statement with respect to the Reporting Persons, the Foundation does not have any plans or proposals which relate to or would result in any matter required to be disclosed in response to paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.   Interest in Securities of the Issuer.

          No change except for the following:

          (a) NL is the direct beneficial owner of 326,050 Shares, or approximately 5.8% of the 5,592,751 Shares outstanding as of October 31, 1994 (the "Outstanding Shares"), according to information contained in the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 1994 (the "Quarterly Report"). By virtue of the relationships described under Item 2 of this Statement, each of the other Reporting Persons, other than the Foundation, may be deemed to share indirect beneficial ownership of the Shares directly beneficially owned by NL. Harold C. Simmons disclaims all such beneficial ownership.

          As a result of the purchases and contribution described under Item 5(c), Contran is the direct beneficial owner of 3,138,633 Shares, or approximately 56.1% of the Outstanding Shares according to information contained in the Quarterly Report. By virtue of the relationships described under Item 2 of this Statement, Contran may be deemed to be the beneficial owner of 3,464,683 Shares, or approximately 61.9% of the Outstanding Shares according to information contained in the Quarterly Report. By virtue of the relationships described under Item 2 of this Statement, Harold C. Simmons may be deemed to share indirect beneficial ownership of the Shares directly owned by Contran.
Mr. Simmons disclaims all such beneficial ownership.

          The Master Trust is the direct beneficial owner of 30,000 Shares, or approximately 0.5% of the Outstanding Shares according to information contained in the Quarterly Report. By virtue of the relationships described under Item 2 of this Statement the Master Trust may be deemed to be the beneficial owner of 356,050 Shares, or approximately 6.4% of the Outstanding Shares according to information contained in the Quarterly Report. By virtue of the relationships described under Item 2 of this Statement, Harold C. Simmons may be deemed to share indirect beneficial ownership of the Shares directly owned by the Master Trust. Mr. Simmons disclaims all such beneficial ownership, except to the extent of his vested beneficial interest therein.

          The Foundation is the direct beneficial owner of 250,000 Shares, or approximately 4.5% of the outstanding Shares according to information contained in the Quarterly Report. By virtue of the relationships described under Item 2 of this Statement, Harold C. Simmons may be deemed to share indirect beneficial ownership of the Shares directly owned by the Foundation. Mr. Simmons disclaims all such beneficial ownership.

          Harold C. Simmons' spouse is the direct beneficial owner of 10,500 Shares, or approximately 0.2% of the outstanding Shares according to information contained in the Quarterly Report, of which Mr. Simmons may be deemed to share indirect beneficial ownership. Mr. Simmons disclaims all such beneficial ownership.

          (b) The Foundation has the direct power both to vote and to direct the disposition of the Shares held by it. By virtue of the relationships described in Item 2, Harold C. Simmons may be deemed to have and share the indirect power to vote and direct the disposition of the Shares held by the Foundation.

          (c) The table below sets forth additional purchases of the Shares by the Reporting Persons during the last 60 days. All of such purchases were effected by Contran on the New York Stock Exchange.

                                                                       Approximate Price
                                                                 Per Share ($)
                                                                  (exclusive of commissions)
          Date                   Amount of Shares

        10/19/94                                100                                  16.250
        10/24/94                                600                                  13.875
        10/24/94                              1,200                                  14.125
        10/24/94                              1,200                                  14.250
        10/25/94                              1,000                                  14.250
        10/26/94                                200                                  14.500
        11/01/94                                600                                  14.250

        11/03/94                                400                                  14.250
        11/08/94                                400                                  14.250
        11/08/94                              2,000                                  14.500
        11/30/94                              2,500                                  14.500
        12/01/94                                700                                  14.500
        12/02/94                              1,200                                  14.500
        12/08/94                              1,000                                  14.250
        12/08/94                              4,200                                  14.500
        12/09/94                                900                                  14.250
        12/12/94                              1,800                                  14.250

        12/13/94                              1,700                                  14.250

     Contran contributed 250,000 Shares to the Foundation on December 7, 1994 for no consideration.

          (d) The Foundation has the right to receive and power to direct the receipt of dividends from, and proceeds from the sale of, the Shares held by it.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

          No Change except for the addition of the following:

          Except as previously disclosed in this Statement, neither the Foundation nor, to the best knowledge of the Reporting Persons, any person named in Schedule B to this Statement has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to securities of the Company, including, but not limited to, transfer or voting of any such securities, finder's fees, joint ventures, loans or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.



                                    Signature

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date:  December 14, 1994



                              By:  /s/ Harold C. Simmons

                                   Harold C. Simmons,
                                   Signing in the capacities
                                   listed on Schedule "A" attached
                                   hereto and incorporated herein
                                   by reference.
                                    Signature

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date:  December 14, 1994



                              By:  /s/ J. Landis Martin
                                   J. Landis Martin,
                                   Signing in the capacities listed
                                   on Schedule "A" attached hereto
                                   and incorporated herein
                                   by reference.
                                    Signature

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date:  December 14, 1994



                              By:  /s/ William C. Timm
                                   William C. Timm,
                                   Signing in the capacities listed
                                   on Schedule "A" attached hereto
                                   and incorporated herein by
                                   reference.
                                   SCHEDULE A

Harold C. Simmons, individually, and as Trustee of THE COMBINED MASTER RETIREMENT TRUST, and as Chairman of the Board of HAROLD SIMMONS FOUNDATION, INC.

William C. Timm, as Vice President-Finance of each of:

CONTRAN CORPORATION
DIXIE RICE AGRICULTURAL CORPORATION, INC.
DIXIE HOLDING COMPANY
NATIONAL CITY LINES, INC.
NOA, INC.
VALHI GROUP, INC.
VALHI, INC.
SOUTHWEST LOUISIANA LAND COMPANY, INC.

J. Landis Martin, as Chief Executive Officer and President of each of:

NL INDUSTRIES, INC.
TREMONT CORPORATION

                                   SCHEDULE B


          The names of the directors and executive officers of Contran Corporation ("Contran"), Dixie Rice Agricultural Corporation, Inc. ("Dixie Rice"), Dixie Holding Company ("Dixie Holding"), National City Lines, Inc. ("National"), NOA, Inc. ("NOA"), Southwest Louisiana Land Company, Inc.

("Southwest"), Valhi Group, Inc. ("VGI"), Valhi, Inc. ("Valhi"), NL Industries, Inc. ("NL"), Tremont Corporation ("Tremont") and Harold Simmons Foundation, Inc. ("Foundation") and their present principal occupations are set forth below. Except as otherwise indicated, the business address of each such person is 5430 LBJ Freeway, Suite 1700, Dallas, Texas 75240.

Name                          Present Principal Occupation
- --------------------          ----------------------------

Kirby C. Adams                Vice President of Tremont, 1999 Broadway, Suite
                              4300 Denver, Colorado 80202.

Susan E. Alderton             Vice President and Treasurer of NL; Director of
                              Tremont.  70 East 55th Street, 8th Floor, New
                              York, New York 10022.

Eugene K. Anderson            Vice President of Contran, Dixie Holding,
                              National, NOA, Valhi and VGI; Treasurer of
                              Foundation.

Arthur H. Bilger              Director of Valhi; Private Investor.  1060 Laurel
                              Way, Beverly Hills, CA 90210

Richard J. Boushka            Director of Tremont; Principal of Boushka
                              Properties (private investment firm).  7701 East
                              Kellogg, Suite 650, Wichita, Kansas 67207.

F. Murlyn Broussard           Treasurer of Southwest.  402 Canal Street, Houma,
                              Louisiana 70360.

Joseph S. Compofelice         Vice President and Chief Financial Officer of NL
                              and Tremont; Executive Vice President of Valhi.
                              Two Greenspoint Plaza, 16825 Northchase Drive,
                              Suite 1200, Houston, TX 77060.

Norman S. Edelcup             Director of Valhi; Chairman of the Board of Item
                              Processing of America, Inc. (processing service bureau). 5190 N.W. 167th Street, Suite 300, Miami,
                              Florida 33014.

Robert J. Frame               Director of Valhi; Professor of Finance, Emeritus,
                              at the Cox School of Business, Southern Methodist
                              University; President of Frame Financial Group,
                              Inc. (registered broker/dealer and a member of the Chicago Board Options Exchange). 17218 Preston
                              Road, Suite 421, Dallas, Texas  75252.

David B. Garten               Vice President, Secretary and General Counsel of
                              NL.  Two Greenspoint Plaza, 16825 Northchase
                              Drive, Suite 1200, Houston, Texas 77060.

William J. Lindquist          Vice President and Tax Director of Contran, Dixie
                              Rice, Dixie Holding, National, NOA, Southwest, VGI and Valhi.

J. Landis Martin              Director, President and Chief Executive Officer of
                              NL; Director, Chairman of the Board, President and
                              Chief Executive Officer of Tremont.  Two
                              Greenspoint Plaza, 16825 Northchase Drive, Suite
                              1200, Houston, Texas 77060.

Andrew McCollam, Jr.          Director of Dixie Rice; President and Director of
                              Southwest; Private Investor.  402 Canal Street,
                              Houma, Louisiana 70360.

Harold M. Mire                Vice President and General Manager of Southwest;

                              President of Dixie Rice. 600 Pasquiere Street, Gueydan, Louisiana 70542.

J. Thomas Montgomery, Jr.     Vice President and Controller of Contran, Dixie
                              Holding, National, NOA, Southwest, VGI and Valhi;
                              Vice President of Dixie Rice.

Robert E. Musgraves           General Counsel and Secretary of Tremont.  1999
                              Broadway, Suite 4300, Denver, Colorado 80202.

Dennis G. Newkirk             Vice President and Controller of NL.  Two
                              Greenspoint Plaza, 16825 Northchase Drive, Suite
                              1200, Houston, Texas 77060.

Kenneth R. Peak               Director of NL; President of Peak Energy Advisors,
                              Inc. (consulting).  2702 Albans, Houston, Texas
                              77005.

Glenn R. Simmons              Vice Chairman of the Board and Director of
                              Contran, Dixie Holding, National, NOA, VGI and
                              Valhi; Director of NL and Tremont; Executive Vice
                              President and Director of Dixie Rice and
                              Southwest; Chairman of the Board, Chief Executive
                              Officer and Director Keystone Consolidated
                              Industries, Inc. ("Keystone") (steel rod and wire products manufacturer).

Harold C. Simmons             Chairman of the Board, Chief Executive Officer,
                              President and Director of Contran, Dixie Rice,
                              Dixie Holding, National, NOA, Southwest, VGI and
                              Valhi; Chairman of the Board and Director of NL;
                              Director of Tremont; Chairman of the Board, Chief
                              Executive Officer and Director of Foundation.

Lisa K. Simmons               President and Director of Foundation.

Robert W. Singer              Vice President of Contran and Valhi;  President
                              and Chief Operating Officer of Keystone.

Richard A. Smith              Director and Treasurer of Dixie Rice.  600
                              Pasquiere Street, Gueydan, Louisiana 70542.

Michael A. Snetzer            Director of Valhi, NL and Tremont; Chairman of the
                              Board, Chief Executive Officer and Director of
                              Medite corporation (forest products).

Thomas P. Stafford            Director of Tremont; Co-founder of Stafford, Burke
                              and Hecker, Inc. (consulting); Chairman of the
                              Board of Omega Watch Corporation of America (watch manufacturer). 1006 Cameron, Alexandria, Virginia
                              22314.

Avy H. Stein                  Director of Tremont; Managing Director of
                              Continental Equity Capital Corporation and
                              Continental Illinois Venture Corporation
                              (investment funds). 231 South La Salle, Chicago,
                              Illinois 60697.

William C. Timm               Vice President-Finance and Treasurer of Contran,
                              Dixie Rice, Southwest, Dixie Holding, National,
                              NOA, VGI and Valhi; Vice President-Finance of
                              Dixie Rice and Southwest.

J. Walter Tucker, Jr.         Director of Valhi; President, Treasurer and
                              Director of Tucker & Branham, Inc. (mortgage banking, insurance and real estate); Vice Chairman of the Board and Director Keystone.

Mark A. Wallace               Vice President and Controller of Tremont.  1999
                              Broadway, Suite 4300, Denver, Colorado 80202.

Steven L. Watson              Vice President and Secretary of Contran, Dixie
                              Rice, Dixie Holding, National, NOA, Southwest, VGI and Valhi; Vice President, Secretary and Director of Foundation.

Lawrence A. Wigdor            Executive Vice President and Director of NL.  Two
                              Greenspoint Plaza, 16825 Northchase Drive, Suite
                              1200, Houston, Texas 77060.

Elmo R. Zumwalt, Jr.          Director of NL; President of Admiral Zumwalt &
                              Consultants, Inc.  (consulting).  1500 Wilson
                              Boulevard, Arlington, Virginia 22209.